Exhibit 99.7

GUARANTY AGREEMENT

(Mezzanine Loan)

THIS GUARANTY AGREEMENT (this "**Guaranty**") is executed as of March 15, 2005, by MAGUIRE PROPERTIES, L.P., a Maryland limited partnership having an address at 333 South Grand Avenue, Suite 400, Los Angeles, California 90071 ("**Guarantor**"), for the benefit of NOMURA CREDIT & CAPITAL, INC., a Delaware corporation, having an address at Two World Financial Center, New York, New York 10281 (together with its successors and assigns, "**Lender**").

RECITALS:

A. Pursuant to that certain Promissory Note, dated of even date herewith, executed by MP-Wateridge Plaza Mezzanine, LLC, a Delaware limited liability company ("**Borrower**"), and payable to the order of Lender in the original principal amount of Five Million and No/100 Dollars ($5,000,000.00) (as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time, the "**Note**"), Borrower has become indebted, and may from time to time be further indebted, to Lender with respect to a loan ("**Loan**") made pursuant to that certain Loan Agreement, of even date herewith between Borrower and Lender (as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time, the "**Loan Agreement**").

B. The Loan is secured by, *inter alia*, that certain Pledge and Security Agreement of even date herewith (as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time, the "**Pledge Agreement**"), given by Borrower to Lender granting Lender a first priority security interest in Borrower's 100% limited liability company interest in Maguire Properties-Wateridge Plaza, LLC a Delaware limited liability company ("**Mortgage Borrower**"), as more particularly described in the Pledge Agreement.

C. The Loan is evidenced, secured or governed by other instruments and documents executed in connection with the Loan (together with the Note, the Loan Agreement and the Pledge Agreement, collectively, the "**Loan Documents**").

D. Lender is not willing to make the Loan, or otherwise extend credit, to Borrower unless Guarantor unconditionally guarantees payment and performance to Lender of the Guaranteed Obligations (as herein defined).

E. Guarantor is the owner of a direct or indirect interest in Borrower and as a result of such interest, Guarantor will derive substantial economic and other benefits from the making of the Loan to Borrower.

F. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such term in the Loan Agreement.

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower, and to extend such additional credit as Lender may from time to time extend under the Loan

Documents, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE 1

NATURE AND SCOPE OF GUARANTY

1.1 Guaranty of Obligation. Guarantor hereby irrevocably and unconditionally guarantees to Lender and its successors and assigns the payment and performance of the Guaranteed Obligations as and when the same shall be due and payable, whether by lapse of time, by acceleration of maturity or otherwise. Guarantor hereby irrevocably and unconditionally covenants and agrees that it is liable for the Guaranteed Obligations as a primary obligor.

1.2 Definition of Guaranteed Obligations. As used herein, the term "**Guaranteed Obligations**" means

(a) the obligations and liabilities of Borrower to Lender for any actual loss, damage, cost, expense, liability, claim and any other obligation incurred by Lender (including attorneys' fees and costs reasonably incurred) resulting from the following:

(i) fraud or intentional misrepresentation by Borrower, Mortgage Borrower or Guarantor in connection with the Loan, including by reason of any claim under the Racketeer Influenced and Corrupt Organizations Act ("**RICO**");

(ii) the gross negligence or willful misconduct of Borrower, Mortgage Borrower or Guarantor with respect to the Loan, the Collateral or the Property;

(iii) the breach of any representation, warranty, covenant or indemnification provision in the Environmental Indemnity given by Borrower or Guarantor to Lender concerning environmental laws, hazardous substances or asbestos and any indemnification of Lender with respect thereto in such agreement;

(iv) the wrongful removal or destruction of any portion of the Property or the Collateral by Borrower or any Affiliate after the occurrence of an Event of Default thereof, or any intentional physical waste of the Property by Borrower or any Affiliate thereof, provided, however, such physical waste shall exclude wear and tear to the Property that occurs in the ordinary course of business of the Property;

(v) any Legal Requirement (including RICO) mandating the forfeiture by Borrower of the Property, or any portion thereof, because of the conduct or purported conduct of criminal activity by Borrower, Mortgage Borrower or any Restricted Party in connection therewith;

(vi) any misrepresentation, miscertification or breach of warranty by Borrower with respect to any representation, warranty or certification contained in the Loan Agreement or any other Loan Document or in any document executed in connection therewith, pursuant to any of the Loan Documents or otherwise to induce Lender to make the Loan, or any advance thereof, or to release monies from any account held by Lender (including any reserve or escrow) or to take other action with respect to the Collateral;

(vii) the misappropriation or conversion by Borrower, Mortgage Borrower or any Affiliate thereof of:

(A) any Insurance Proceeds paid by reason of any Casualty or any Net Liquidation Proceeds;

(B) any Awards received in connection with a Condemnation;

(C) any Rents following an Event of Default or any Rents paid more than one (1) month in advance; or

(D) any distributions or other payments made in connection with any part of the Collateral

provided such amounts are not applied to the payment of the Loan or the Operating Expenses of the Property;

(viii) failure to pay charges for labor or materials or other charges that can create Liens on any portion of the Property that are superior to the Lien of the Security Instrument unless such charges are being contested in accordance with the provisions of the Loan Documents;

(ix) any security deposits, advance deposits or any other deposits collected by Borrower or Mortgage Borrower or any Affiliate thereof with respect to the Property which are not delivered to Lender or Mortgage Lender upon a foreclosure of the Collateral or the Property, as the case may be, or action in lieu thereof, except to the extent any such security deposits were applied in accordance with the terms and conditions of any of the Leases prior to the occurrence of the Event of Default that gave rise to such foreclosure or action in lieu thereof;

(x) if Borrower or Mortgage Borrower fails to permit on-site inspections of the Property, fails to provide financial information specifically required by the Loan Agreement or fails to appoint a new property manager upon the request of Lender, each as required by, and in accordance with, the terms and provisions of the Loan Agreement;

(xi) any breach of any representation, warrant or covenant contained in Section 3 of the Pledge Agreement; or

(xii) if there shall exist an event of default under the Vacant Space Master Lease beyond any applicable notice and/or cure period contained therein, if the Vacant Space Master Lease shall have been amended or modified (except as specifically provided in Section 3.1.19 of the Loan Agreement) without Lender's prior written consent, if the Vacant Space Master Lease shall have been terminated, cancelled or surrendered without Lender's prior written consent, or if the Operating Partnership is the subject of a Bankruptcy Action, other than an involuntary Bankruptcy Action which is dismissed within ninety (90) days; and

(b) the entire amount of the Debt:

(i) in the event of:

(A) Borrower or Mortgage Borrower filing a voluntary petition under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law;

(B) Borrower or Mortgage Borrower filing an answer consenting to, or otherwise acquiescing or joining in any involuntary petition filed by any other Person against it, under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or soliciting or causing to be solicited petitioning creditors for any involuntary petition from any Person;

(C) Borrower or Mortgage Borrower consenting to, or otherwise acquiescing in or joining in an application for the appointment of a custodian, receiver, trustee, or examiner for Borrower or Mortgage Borrower or any portion of the Property or the Collateral; or

(D) Borrower or Mortgage Borrower making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due;

(ii) if the first Monthly Interest Payment amount is not paid when due;

(iii) if Borrower or Mortgage Borrower fails to maintain its status as a Special Purpose Entity as required by, and in accordance with, the terms and provisions of the Loan Agreement and there is a substantive consolidation of Borrower or Mortgage Borrower with any other Person;

(iv) if Borrower fails to obtain Lender's prior written consent to any Indebtedness or voluntary Lien encumbering the Property or the Collateral as required by the Loan Agreement or the Pledge Agreement; or

(v) if Borrower fails to obtain Lender's prior written consent to any Transfer as required by the Loan Agreement or the Pledge Agreement.

1.3 <u>Nature of Guaranty</u>. This Guaranty is an irrevocable, absolute, continuing guaranty of payment and performance and not a guaranty of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Obligations arising or created after any attempted revocation by Guarantor and after (if Guarantor is a natural person) Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and Guarantor's legal representatives and heirs). The fact that at any time or from time to time the Guaranteed Obligations may be increased or reduced shall not release or discharge the obligation of Guarantor to Lender with respect to the Guaranteed Obligations. This Guaranty may be enforced by Lender and any subsequent holder of the Note and shall not be discharged by the assignment or negotiation of all or part of the Note.

1.4 <u>Guaranteed Obligations Not Reduced by Offset</u>. The Guaranteed Obligations and the liabilities and obligations of Guarantor to Lender hereunder, shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense (other than a defense based upon the actual payment or performance of the Guaranteed Obligations sought to be enforced) of Borrower, or any other party, against Lender or against payment of the Guaranteed Obligations, whether such offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise.

1.5 <u>Payment By Guarantor</u>. If all or any part of the Guaranteed Obligations shall not be punctually paid when due, whether at demand, maturity, acceleration or otherwise, Guarantor shall, within five (5) Business days after written demand by Lender, and without presentment, protest, notice of protest, notice of non-payment, notice of intention to accelerate the maturity, notice of acceleration of the maturity, or any other notice whatsoever, pay in lawful money of the United States of America, the amount due on the Guaranteed Obligations to Lender at Lender's address as set forth herein. Such demand(s) may be made at any time coincident with or after the time for payment of all or part of the Guaranteed Obligations, and may be made from time to time with respect to the same or different items of Guaranteed Obligations. Such demand shall be deemed made, given and received in accordance with the notice provisions hereof.

1.6 <u>No Duty To Pursue Others</u>. It shall not be necessary for Lender (and Guarantor hereby waives any rights which Guarantor may have to require Lender), in order to enforce the obligations of Guarantor hereunder, first to (a) institute suit or exhaust its remedies against Borrower or others liable on the Loan or the Guaranteed Obligations or any other person, (b) enforce Lender's rights against any collateral which shall ever have been given to secure the Loan, (c) enforce Lender's rights against any other guarantors of the Guaranteed Obligations, (d) join Borrower or any others liable on the Guaranteed Obligations in any action seeking to enforce this Guaranty, (e) exhaust any remedies available to Lender against any collateral which shall ever have been given to secure the Loan, or (f) resort to any other means of obtaining payment of the Guaranteed Obligations. Lender shall not be required to mitigate damages or take any other action to reduce, collect or enforce the Guaranteed Obligations.

1.7 <u>Waivers</u>. Guarantor agrees to the provisions of the Loan Documents, and hereby waives notice of: (a) any loans or advances made by Lender to Borrower; (b) acceptance of this Guaranty; (c) any amendment or extension of the Note, the Loan Agreement or of any other Loan Documents; (d) the execution and delivery by Borrower and Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Loan Documents or in connection with the Collateral; (e) the occurrence of any breach by Borrower under any of the Loan Documents or an Event of Default; (f) Lender's transfer or disposition of the Guaranteed Obligations, or any part thereof; (g) sale or foreclosure (or posting or advertising for sale or foreclosure) of any collateral for the Guaranteed Obligations; (h) protest, proof of non-payment or default by Borrower; and (i) any other action at any time taken or omitted by Lender, and, generally, all demands and notices of every kind in connection with this Guaranty, the Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Obligations and/or the obligations hereby guaranteed.

1.8 <u>Payment of Expenses</u>. In the event that Guarantor should breach or fail to timely perform any provisions of this Guaranty, Guarantor shall, within five (5) Business Days after written demand by Lender, pay Lender all costs and expenses (including court costs and reasonable attorneys' fees) incurred by Lender in the enforcement hereof or the preservation of Lender's rights hereunder. The covenant contained in this <u>Section 1.8</u> shall survive the payment and performance of the Guaranteed Obligations.

1.9 <u>Effect of Bankruptcy</u>. In the event that, pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief law, or any judgment, order or decision thereunder, Lender must rescind or restore any payment, or any part thereof, received by Lender in satisfaction of the Guaranteed Obligations, as set forth herein, any prior release or discharge from the terms of this Guaranty given to Guarantor by Lender shall be without effect, and this Guaranty shall remain in full force and effect. It is the intention of Borrower and Guarantor that Guarantor's obligations hereunder shall not be discharged except by Guarantor's performance of such obligations and then only to the extent of such performance.

1.10 <u>Waiver of Subrogation, Reimbursement and Contribution</u>. Notwithstanding anything to the contrary contained in this Guaranty, Guarantor hereby unconditionally and irrevocably waives, releases and abrogates any and all rights it may now or hereafter have under any agreement, at law or in equity (including, without limitation, any law subrogating the Guarantor to the rights of Lender), to assert any claim against or seek contribution, indemnification or any other form of reimbursement from Borrower or any other party liable for payment of any or all of the Guaranteed Obligations for any payment made by Guarantor under or in connection with this Guaranty or otherwise until ninety one (91) days after Lender has received payment in full of the Obligations.

1.11 <u>Borrower</u>. The term "Borrower" as used herein shall include any new or successor corporation, association, partnership (general or limited), limited liability company, joint venture, trust or other individual or organization formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Borrower or any interest in Borrower.


ARTICLE 2

EVENTS AND CIRCUMSTANCES NOT REDUCING OR DISCHARGING GUARANTOR'S OBLIGATIONS


Guarantor hereby consents and agrees to each of the following, and agrees that Guarantor's obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

2.1 <u>Modifications</u>. Any renewal, extension, increase, modification, alteration or rearrangement of all or any part of the Guaranteed Obligations, the Note, the Pledge Agreement, the Loan Agreement, the other Loan Documents, or any other document, instrument, contract or understanding between Borrower and Lender, or any other parties, pertaining to the Guaranteed Obligations or any failure of Lender to notify Guarantor of any such action.

2.2 <u>Adjustment</u>. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or any Guarantor.

2.3 <u>Condition of Borrower or Guarantor</u>. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Obligations; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor.

2.4 <u>Invalidity of Guaranteed Obligations</u>. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Obligations, or any document or agreement executed in connection with the Guaranteed Obligations, for any reason whatsoever, including without limitation the fact that (a) the Guaranteed Obligations, or any part thereof, exceed the amount permitted by law, (b) the act of creating the Guaranteed Obligations or any part thereof is ultra vires, (c) the officers or representatives executing the Note, the Pledge Agreement, the Loan Agreement or the other Loan Documents or otherwise creating the Guaranteed Obligations acted in excess of their authority, (d) the Guaranteed Obligations violate applicable usury laws, (e) the Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) (other than a defense based upon the actual payment or performance of the Guaranteed Obligations sought to be enforced), which render the Guaranteed Obligations wholly or partially uncollectible from Borrower, (f) the creation, performance or repayment of the Guaranteed Obligations (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Obligations or executed in connection with the Guaranteed Obligations, or given to secure the repayment of the Guaranteed Obligations) is illegal, uncollectible or unenforceable, or (g) the Note, the Pledge Agreement, the Loan Agreement or any of the other Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other Person be found not liable on the Guaranteed Obligations or any part thereof for any reason.

2.5 <u>Release of Obligors</u>. Any full or partial release of the liability of Borrower on the Guaranteed Obligations, or any part thereof, or of any co-guarantors, or any other Person now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Obligations, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Obligations in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other Persons will be liable to pay or perform the Guaranteed Obligations, or that Lender will look to other Persons to pay or perform the Guaranteed Obligations.

2.6 <u>Other Collateral</u>. The taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Obligations.

2.7 <u>Release of Collateral</u>. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Obligations.

2.8 Care and Diligence. The failure of Lender or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure or refusal of Lender (a) to take or prosecute any action for the collection of any of the Guaranteed Obligations or (b) to foreclose, or initiate any action to foreclose, or, once commenced, prosecute to completion any action to foreclose upon any security therefor, or (c) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Guaranteed Obligations, other than any loss, damage liability or cost arising from Lender's gross negligence or willful misconduct following Lender's taking title to the Collateral.

2.9 Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Obligations, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the collateral for the Guaranteed Obligations.

2.10 Offset. The Note, the Guaranteed Obligations and the liabilities and obligations of Guarantor to Lender hereunder shall not be reduced, discharged or released by reason of any existing or future right of offset, claim or defense (other than a defense based upon the actual payment or performance of the Guaranteed Obligations sought to be enforced) of Borrower against Lender, or any other Person, or against payment of the Guaranteed Obligations, whether such right of offset, claim or defense arises in connection with the Guaranteed Obligations (or the transactions creating the Guaranteed Obligations) or otherwise.

2.11 Merger. The reorganization, merger or consolidation of Borrower into or with any Person.

2.12 Preference. Any payment by Borrower to Lender is held to constitute a preference under bankruptcy laws, or for any reason Lender is required to refund such payment or pay such amount to Borrower or someone else.

2.13 Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Loan Documents, the Guaranteed Obligations, or the security and collateral therefor, other than any loss, damage liability or cost arising from Lender's gross negligence or willful misconduct following Lender's taking title to the Collateral, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Obligations pursuant to the terms hereof, it is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Obligations when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether contemplated or uncontemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Obligations.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

To induce Lender to enter into the Loan Documents and extend credit to Borrower, Guarantor represents and warrants to Lender as follows:

3.1 <u>Benefit</u>. Guarantor is an Affiliate of Borrower, is the owner of a direct or indirect interest in Borrower, and has received, or will receive, direct or indirect benefit from the making of this Guaranty with respect to the Guaranteed Obligations.

3.2 <u>Familiarity and Reliance</u>. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of the Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note or Guaranteed Obligations; however, Guarantor is not relying on such financial condition or the collateral as an inducement to enter into this Guaranty.

3.3 <u>No Representation By Lender</u>. Neither Lender nor any other party has made any representation, warranty or statement to Guarantor in order to induce the Guarantor to execute this Guaranty.

3.4 <u>Guarantor's Financial Condition</u>. As of the date hereof , and after giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is, and will be, solvent, and has and will have assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities) and debts, and has and will have property and assets sufficient to satisfy and repay its obligations and liabilities.

3.5 <u>Legality</u>. The execution, delivery and performance by Guarantor of this Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which Guarantor is a party or which may be applicable to Guarantor. This Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights.

3.6 <u>Financial Statements</u>. Any and all balance sheets, net worth statements and other financial data that have been given or may be given to Lender with respect to the Guarantor did or will, at the time of such delivery, fairly and accurately present the financial condition of the Guarantor.

3.7 <u>Survival</u>. All representations and warranties made by Guarantor herein shall survive the execution hereof.

ARTICLE 4

SUBORDINATION OF CERTAIN INDEBTEDNESS

    4.1 Subordination of All Guarantor Claims. As used herein, the term "**Guarantor Claims**" shall mean all debts and liabilities of Borrower to Guarantor, whether such debts and liabilities now exist or are hereafter incurred or arise, or whether the obligations of Borrower thereon be direct, contingent, primary, secondary, several, joint and several, or otherwise, and irrespective of whether such debts or liabilities be evidenced by note, contract, open account, or otherwise, and irrespective of the Person or Persons in whose favor such debts or liabilities may, at their inception, have been, or may hereafter be created, or the manner in which they have been or may hereafter be acquired by Guarantor. The Guarantor Claims shall include without limitation all rights and claims of Guarantor against Borrower (arising as a result of subrogation or otherwise) as a result of Guarantor's payment of all or a portion of the Guaranteed Obligations. Upon the occurrence of a Default or an Event of Default, Guarantor shall not receive or collect, directly or indirectly, from Borrower or any other party any amount upon the Guarantor Claims.

    4.2 Claims in Bankruptcy. In the event of receivership, bankruptcy, reorganization, arrangement, debtor's relief, or other insolvency proceedings involving Guarantor as debtor, Lender shall have the right to prove its claim in any such proceeding so as to establish its rights hereunder and receive directly from the receiver, trustee or other court custodian dividends and payments which would otherwise be payable upon Guarantor Claims. Guarantor hereby assigns such dividends and payments to Lender. Should Lender receive, for application against the Guaranteed Obligations, any such dividend or payment which is otherwise payable to Guarantor, and which, as between Borrower and Guarantor, shall constitute a credit against the Guarantor Claims, then upon payment to Lender in full of the Guaranteed Obligations, Guarantor shall become subrogated to the rights of Lender to the extent that such payments to Lender on the Guarantor Claims have contributed toward the liquidation of the Guaranteed Obligations, and such subrogation shall be with respect to that proportion of the Guaranteed Obligations which would have been unpaid if Lender had not received dividends or payments upon the Guarantor Claims.

    4.3 Payments Held in Trust. Notwithstanding anything to the contrary in this Guaranty, in the event that Guarantor shall receive any funds, payments, claims or distributions which are prohibited by this Guaranty, Guarantor agrees to hold in trust for Lender an amount equal to the amount of all funds, payments, claims or distributions so received, and agrees that it shall have absolutely no dominion over the amount of such funds, payments, claims or distributions so received except to pay such funds, payments, claims and/or distributions promptly to Lender, and Guarantor covenants promptly to pay the same to Lender.

    4.4 Liens Subordinate. Guarantor agrees that any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guarantor Claims shall be and remain inferior and subordinate to any liens, security interests, judgment liens, charges or other encumbrances upon Borrower's assets securing payment of the Guaranteed Obligations, regardless of whether such encumbrances in favor of Guarantor or Lender presently exist or are hereafter created or attach. Until ninety one (91) days after the

Obligations shall have been paid in full and the Guaranteed Obligations fully satisfied, without the prior written consent of Lender, Guarantor shall not (a) exercise or enforce any creditor's right it may have against Borrower, or (b) foreclose, repossess, sequester or otherwise take steps or institute any action or proceedings (judicial or otherwise, including without limitation the commencement of, or joinder in, any liquidation, bankruptcy, rearrangement, debtor's relief or insolvency proceeding) to enforce any liens, mortgages, deeds of trust, security interests, collateral rights, judgments or other encumbrances on assets of Borrower held by Guarantor.

ARTICLE 5

COVENANTS

5.1 Definitions. As used in this Article 5, the following terms shall have the respective meanings set forth below:

(a) "**GAAP**" shall mean generally accepted accounting principles, consistently applied.

(b) "**Net Worth**" shall mean, as of a given date, (i) the Guarantor's total assets as of such date, less (ii) the Guarantor's total liabilities as of such date, determined in accordance with GAAP.

5.2 Covenants. Until all of the Obligations and the Guaranteed Obligations have been paid in full, Guarantor (a) shall maintain a Net Worth in excess of $150,000,000.00, and (b) shall deliver to Lender, within one hundred twenty (120) days following the end of each calendar year, a complete copy of Guarantor's personal financial statements prepared by a "Big Four" accounting firm or other independent certified public accountant acceptable to Lender, in a manner consistent with Guarantor's personal financial statement delivered to Lender prior to the date hereof, including statements of income and expense and a balance sheet for Guarantor, together with a certificate of Guarantor (i) setting forth in reasonable detail Guarantor's Net Worth as of the end of such prior calendar year and based on such personal financial statements, and (ii) certifying that such annual financial statements are true, correct, accurate and complete and fairly present the financial condition and results of the operations of Guarantor.

5.3 Prohibited Transactions. No Guarantor shall, at any time while a default in the payment of the Guaranteed Obligations has occurred and is continuing, enter into or effectuate any transaction with any Affiliate which would reduce the Net Worth of Guarantor below the minimum Net Worth set forth in Section 5.2.

ARTICLE 6

CALIFORNIA SPECIFIC PROVISIONS

In the event of any inconsistencies between the terms and conditions of this Article 6 and the other terms and conditions of this Guaranty, the terms and conditions of this Article 6 shall control and be binding.

6.1 General. Guarantor agrees that no action for the enforcement or recovery of damages under this Guaranty shall constitute an action within the meaning of California Code of Civil Procedure ("**CCP**") §726, which Section shall not apply to this Guaranty. No judgment against the Guarantor in any action pursuant to this Guaranty shall constitute a money judgment or a deficiency judgment within the meaning of CCP §§ 580a, 580b, 580d or 726. This Section and the obligations of Guarantor hereunder shall survive, and remain in full force and effect after, the repayment or satisfaction of the Obligations, any release of the security interest with respect to the Collateral or any foreclosure or other enforcement of the Loan Documents (whether by judicial action, exercise of the power of sale, deed in lieu of foreclosure, or otherwise), and Lender shall have the right to enforce this Guaranty after any such repayment, satisfaction, release or foreclosure. The remedies in this Guaranty are cumulative and in addition to all remedies provided by law.

6.2 General Waivers by Guarantors. Guarantor hereby (i) waives and relinquishes all rights and remedies accorded by applicable law to indemnitors and guarantors, and (ii) waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment or notice of any kind in connection with this Guaranty. Guarantor further waives, to the maximum extent permitted by law, (a) any rights or defenses created by any anti-deficiency statutes applicable to the Loan; (b) any right to require Lender to marshal assets or proceed against or exhaust its recourse against Borrower or any other obligated party or any security for the Guaranteed Obligations or to pursue any other remedy before being entitled to payment from Guarantor or before proceeding against Guarantor for payment and performance of the Guaranteed Obligations; (c) the defense of the statute of limitation in any action hereunder or for the collection or the performance of the Guaranteed Obligations; (d) any defense that may arise by reason of the failure of Lender to file or enforce a claim against the estate (either in administration, bankruptcy or any other proceeding) of Guarantor or any other Person; (e) any defense that may arise by reason of the unenforceability in whole or in part of the Loan Documents; (f) the right to assert a counterclaim, other than a mandatory or compulsory counterclaim (and other than a defense based upon the actual payment or performance of the Guaranteed Obligations sought to be enforced) , in any action or proceeding brought against or by Lender; and (g) all homestead exemption rights against the obligations hereunder; it being the intention hereof that Guarantor shall remain liable as principal, to the extent set forth herein, notwithstanding any act, omission or thing which might otherwise operate as a legal or equitable discharge of Guarantor.

6.3 Waiver of Defenses by Guarantors. Guarantor hereby waives and agrees not to assert or take advantage of any defense based upon:

(a) the incapacity, lack of authority, death or disability of Borrower, Guarantor or any other Person;

(b) the failure of Lender to commence an action against Borrower or any other guarantor (which term shall mean any other party at any time directly or contingently liable for any of Borrower's obligations under the Loan Documents) or to proceed against or exhaust any security held by Lender at any time, or to pursue any other remedy whatsoever at any time;

(c) any duty on the part of Lender to disclose to Guarantor any facts Lender may now or hereafter know regarding Borrower, including Borrower's financial condition, and all other circumstances affecting Borrower's ability to perform its obligations to Lender, regardless of whether Lender has reason to believe (i) that any such facts materially increase the risk beyond that which Guarantor intends to assume, or (ii) that such facts are unknown to Guarantor, Guarantor acknowledging that it is fully responsible for being and keeping informed of the condition (financial or otherwise) and affairs of Borrower;

(d) lack of notice of default, demand of performance or notice of acceleration to Borrower, Guarantor or any other Person hereunder or under any other Loan Document;

(e) the consideration for this Guaranty;

(f) the revocation or repudiation hereof by Guarantor or the revocation or repudiation of any of the Loan Documents by Borrower or any other Person;

(g) the invalidity or unenforceability in whole or in part of the Loan Documents or of any manner in which Lender has exercised its rights and remedies under any of the Loan Documents, or by any cessation from any cause whatsoever of the liability of Borrower, Guarantor or any other guarantor;

(h) any acts or omissions of Lender which vary, increase or decrease the risk on Guarantor;

(i) any rights or defenses based upon an offset by Guarantor against any obligation now or hereafter owed to such Guarantor by Borrower;

(j) any statute of limitations affecting the liability of Guarantor hereunder, the liability of Borrower or any other guarantor under the Loan Documents, or the enforcement hereof, to the extent permitted by law;

(k) the application by Borrower of the proceeds of the Loan for purposes other than the purposes represented by Borrower to Lender and/or Guarantor or intended or understood by Lender or Guarantor;

(l) an election of remedies by Lender, including any election to proceed against any collateral by judicial or non-judicial foreclosure, whether real property or personal property, or by deed in lieu thereof, and whether or not every aspect of any foreclosure sale is commercially reasonable, or any election of remedies, including, but not limited to, remedies relating to real property or personal property security, which destroys or otherwise impairs the subrogation rights of Guarantor or the rights of Guarantor to proceed against Borrower or any other guarantor by way of subrogation or for reimbursement or contribution, or all such rights (including, without limitation, CCP Sections 580a, 580b, 580d and 726);

(m) any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in any other aspects more burdensome than that of the principal obligor;

(n) Lender's election, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b)(2) of the Bankruptcy Code or any successor statute;

(o) any borrowing or any grant of a security interest under Section 364 of the Bankruptcy Code or any action taken or omitted by Lender in any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding (each, an "**Insolvency Proceeding**") involving Borrower, Guarantor or any other guarantor, including any election to have Lender's claim allowed as being secured, partially secured or unsecured, any extension of credit by Lender to Borrower, Guarantor or any other guarantor in any Insolvency Proceeding and the taking and holding by Lender of any security for any such extension of credit;

(p) so long as any amount payable under the Loan is outstanding, any rights of subrogation, reimbursement, exoneration, contribution and indemnity and any other rights and defenses that are or may become available to Guarantor by reason of California Civil Code ("**Civil Code**") Sections 2787 to 2855, inclusive, and any rights or claims of any kind or nature against Borrower which arise out of or are caused by this Guaranty, and any rights to enforce any remedy which Lender now has or may hereafter have against Borrower, and any benefit of, and any right to participate in, any security now or hereafter held by Lender;

(q) any right Guarantor might have to revoke this Guaranty as to any advances made by Lender to or on behalf of Borrower or pursuant to the terms of any of the Loan Documents; and

(r) any other suretyship defense that might, but for the terms hereof, be available to Guarantor.

Without limiting the generality of the foregoing, Guarantor also hereby waives (A) any defense based upon Lender's election to waive its lien as to all or any security for the Loan pursuant to CCP Section 726.5 or otherwise, and (B) any and all benefits which might otherwise be available to Guarantor under Civil Code Sections 2787 to 2855, inclusive, 2899 and 3433 and any successor statutes.

6.4 Foreclosure. Guarantor acknowledges and agrees that all waivers of defenses arising from any impairment of Guarantor's rights of subrogation, reimbursement, contribution and indemnification and waivers of any other rights, privileges, defenses or protections available to Guarantor by reason of Sections 2787 to 2855, inclusive, of the Civil Code are intended by Guarantor to be effective to the maximum extent permitted by Section 2856 of the Civil Code and other applicable law. Guarantor understands and acknowledges that if Lender forecloses judicially or non-judicially against any real property security for the Note, that foreclosure could impair or destroy any ability that Guarantor may have to seek reimbursement, contribution or indemnification from Borrower or others based on any right Guarantor may have of subrogation, reimbursement, contribution or indemnification for any amounts paid by Guarantor under this Guaranty and that Guarantor may therefore incur partially or totally non-reimbursable liability hereunder. Guarantor further understands and acknowledges that in the absence of this provision, the potential impairment or destruction of Guarantor's rights, if any, might entitle Guarantor to assert a defense to this Guaranty based on CCP Section 580d, as interpreted in

Union Bank vs. Gradsky. By way of explanation, and without limiting the generality of any other provision of this Guaranty, Guarantor understands that if Lender conducts a non-judicial foreclosure sale with respect to any real property security for the Note, Guarantor would have a defense to a deficiency judgment under this Guaranty because the non-judicial foreclosure would eliminate Guarantor's right of subrogation. This defense arises, in part, because CCP Section 580d provides that a non-judicial foreclosure sale under a deed of trust eliminates the right of the secured party to seek a deficiency judgment on an obligation secured by that deed of trust. By executing this Guaranty, Guarantor freely, irrevocably and unconditionally:

(a) waives and relinquishes that defense, and agrees that Guarantor will be fully liable under this Guaranty for any deficiency remaining, even though Lender may foreclose judicially or non-judicially against any real property security for the Note and even though such foreclosure destroys Guarantor's right of subrogation, it being the purpose and intent of Guarantor that the obligations hereunder shall be absolute, continuing, independent and unconditional under any and all circumstances;

(b) agrees that Guarantor will not assert that defense in any action or proceeding that Lender may commence to enforce this Guaranty;

(c) notwithstanding any other provision of this Guaranty to the contrary, waives, until ninety one (91) days after Lender has received payment in full of the Obligations, any claim or other rights which Guarantor may now have or hereafter acquire against Borrower or any other guarantor of all or any of the obligations of Guarantor hereunder that arise from the existence or performance of Guarantor's obligations under this Guaranty or any other Loan Document, including, without limitation, so long as any amount payable under the Loan is outstanding, any right of subrogation, reimbursement, exoneration, contribution or indemnification, any right to participate in any claim or remedy of Lender against Borrower or any other guarantor or any collateral which Lender now has or hereafter acquires, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, by any payment made hereunder or otherwise, including, without limitation, the right to take or receive from Borrower or any other guarantor, directly or indirectly, in cash or other property or by setoff or in any other manner, payment or security on account of such claim or other rights;

(d) acknowledges and agrees that the rights and defenses waived by Guarantor under this Guaranty include any right or defense that Guarantor may have or be entitled to assert based upon or arising out of any one or more of the following: (i) CCP Sections 580a (which if Guarantor had not given this waiver, would otherwise limit Guarantor's liability after any non-judicial foreclosure sale to the difference between the obligations for which Guarantor is liable and the fair market value of the property or interests sold at such non-judicial foreclosure sale rather than the actual proceeds of such sale), 580b and 580d (which, if Guarantor had not given this waiver, would otherwise limit Lender's right to recover a deficiency judgment with respect to purchase money obligations and after any non-judicial foreclosure sale, respectively), and/or 726 (which, if Guarantor had not given this waiver, among other things, would otherwise require Lender to exhaust all of its security before a personal judgment could be obtained for a deficiency); and/or (ii) Civil Code Section 2848;

(e) acknowledges and agrees that Lender is relying on this waiver in making the Loan, and that this waiver is a material part of the consideration that Lender is receiving for making the Loan;

(f) to the extent that Guarantor's waivers of the rights of subrogation, reimbursement or contribution as set forth herein are found by a court of competent jurisdiction to be void or voidable for any reason, agrees that Guarantor's rights of subrogation and reimbursement against Borrower, and Guarantor's right of contribution against any other guarantor, shall be junior and subordinate to Lender's rights against Borrower or such other guarantor; and

(g) **WITHOUT LIMITING THE FOREGOING, PURSUANT TO CIVIL CODE SECTION 2856(c), WAIVES ALL RIGHTS AND DEFENSES THAT SUCH GUARANTOR HAS BECAUSE BORROWER'S DEBT IS SECURED BY REAL PROPERTY. THIS MEANS, AMONG OTHER THINGS:**

(A) **LENDER MAY COLLECT FROM ANY GUARANTOR WITHOUT FIRST FORECLOSING ON ANY REAL OR PERSONAL PROPERTY COLLATERAL PLEDGED BY BORROWER; AND**

(B) **IF LENDER FORECLOSES ON ANY REAL PROPERTY COLLATERAL PLEDGED BY BORROWER: (A) THE AMOUNT OF THE OBLIGATIONS MAY BE REDUCED ONLY BY THE PRICE FOR WHICH THAT COLLATERAL IS SOLD AT THE FORECLOSURE SALE, EVEN IF THE COLLATERAL IS WORTH MORE THAN THE SALE PRICE; AND (B) LENDER MAY COLLECT FROM ANY GUARANTOR, EVEN IF LENDER, BY FORECLOSING ON THE REAL PROPERTY COLLATERAL, HAS DESTROYED ANY RIGHT ANY GUARANTOR MAY HAVE TO COLLECT FROM BORROWER**.

6.5 THIS IS AN UNCONDITIONAL AND IRREVOCABLE WAIVER OF ANY RIGHTS AND DEFENSES GUARANTORS MAY HAVE BECAUSE BORROWER'S DEBT IS SECURED BY AN INTEREST IN REAL PROPERTY. THESE RIGHTS AND DEFENSES INCLUDE, BUT ARE NOT LIMITED TO, ANY RIGHTS OR DEFENSES BASED UPON CCP SECTIONS 580a, 580b, 580d OR 726.

ARTICLE 7

MISCELLANEOUS

7.1 <u>Waiver</u>. No failure to exercise, and no delay in exercising, on the part of Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Guaranty, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

7.2 Notices. Any notice, demand, statement, request or consent made hereunder shall be in writing and shall be deemed to be received by the addressee on the third day following the day such notice is deposited with the United States Postal Service first class certified mail, return receipt requested, addressed to the address, as set forth below, of the party to whom such notice is to be given, or to such other address as either party shall in like manner designate in writing. The addresses of the parties hereto are as follows:

Guarantor:	Maguire Properties, L.P.
	333 South Grand Avenue, Suite 400
	Los Angeles, California 90071
	Attention: Robert F. Maguire III
	Facsimile No.: (213) 553-5100
with a copy to:	Gilchrist & Rutter, Professional Corporation
	Wilshire Palisades Building
	1299 Ocean Avenue, Suite 900
	Santa Monica, California 90401
	Attention: Paul S. Rutter, Esq.
	Facsimile No.: (310) 394-4700
Lender:	Nomura Credit and Capital, Inc.
	Two World Financial Center
	New York, New York 10281
	Attention: Matt Borstein
	Facsimile No.: (212) 987-8848
with a copy to:	Brown Raysman Millstein Felder & Steiner LLP
	900 Third Avenue
	New York, New York 10022
	Attention: Jeffrey B. Steiner, Esq.
	Facsimile No. (212) 895-2900

7.3 Governing Law. This Guaranty shall be governed in accordance with the terms and provisions of Section 10.3 of the Loan Agreement.

7.4 Invalid Provisions. If any provision of this Guaranty is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Guaranty, such provision shall be fully severable and this Guaranty shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Guaranty, and the remaining provisions of this Guaranty shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Guaranty, unless such continued effectiveness of this Guaranty, as modified, would be contrary to the basic understandings and intentions of the parties as expressed herein.

7.5 <u>Amendments</u>. This Guaranty may be amended only by an instrument in writing executed by the party or an authorized representative of the party against whom such amendment is sought to be enforced.

7.6 <u>Parties Bound; Assignment; Joint and Several</u>. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives; provided, however, that Guarantor may not, without the prior written consent of Lender, assign any of its rights, powers, duties or obligations hereunder. If Guarantor consists of more than one person or party, the obligations and liabilities of each such person or party shall be joint and several.

7.7 <u>Headings</u>. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Guaranty.

7.8 <u>Recitals</u>. The recital and introductory paragraphs hereof are a part hereof, form a basis for this Guaranty and shall be considered prima facie evidence of the facts and documents referred to therein.

7.9 <u>Counterparts</u>. To facilitate execution, this Guaranty may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature of, or on behalf of, each party, or that the signature of all Persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Guaranty to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages.

7.10 <u>Rights and Remedies</u>. If Guarantor becomes liable for any indebtedness owing by Borrower to Lender, by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Lender hereunder shall be cumulative of any and all other rights that Lender may ever have against Guarantor. The exercise by Lender of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy.

7.11 <u>Entirety</u>. **THIS GUARANTY EMBODIES THE FINAL AND ENTIRE AGREEMENT OF GUARANTOR AND LENDER WITH RESPECT TO GUARANTOR'S GUARANTY OF THE GUARANTEED OBLIGATIONS AND SUPERSEDES ANY AND ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF. THIS GUARANTY IS INTENDED BY GUARANTOR AND LENDER AS A FINAL AND COMPLETE EXPRESSION OF THE TERMS OF THIS GUARANTY, AND NO COURSE OF DEALING BETWEEN GUARANTOR AND LENDER, NO COURSE OF PERFORMANCE, NO TRADE PRACTICES, AND NO EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS**

OR OTHER EXTRINSIC EVIDENCE OF ANY NATURE SHALL BE USED TO CONTRADICT, VARY, SUPPLEMENT OR MODIFY ANY TERM OF THIS GUARANTY AGREEMENT. THERE ARE NO ORAL AGREEMENTS BETWEEN GUARANTOR AND LENDER.

7.12 Waiver of Right To Trial By Jury. GUARANTOR HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS GUARANTY, THE NOTE, THE LOAN AGREEMENT, THE PLEDGE AGREEMENT, OR THE OTHER LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY GUARANTOR, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY GUARANTOR.

7.13 Cooperation. Guarantor acknowledges that Lender and its successors and assigns may (a) sell this Guaranty, the Note and other Loan Documents to one or more investors as a whole loan, (b) participate the Loan secured by this Guaranty to one or more investors, (c) deposit this Guaranty, the Note and other Loan Documents with a trust, which trust may sell certificates to investors evidencing an ownership interest in the trust assets, or (d) otherwise sell the Loan or one or more interests therein to investors (the transactions referred to in clauses (a) through (d) are hereinafter each referred to as "**Secondary Market Transactions**"). Guarantor shall cooperate with Lender in effecting any such Secondary Market Transaction and shall cooperate to implement all requirements imposed by any Rating Agency involved in any Secondary Market Transaction; provided, however, that Guarantor shall not be required to bear any increased risk or incur any liability or cost as a result of such cooperation and shall not be required to modify or amend this Guaranty if such modification or amendment would (i) have a material adverse economic effect on Guarantor, (ii) modify or amend any other material economic term of this Guaranty , or (iii) otherwise materially increase the obligations or decrease the rights of Guarantor pursuant to this Guaranty. Guarantor shall provide such information and documents relating to Guarantor, Borrower, the Property, the Collateral, and, to the extent available using commercially reasonable efforts, any tenants of the Improvements as Lender may reasonably request in connection with such Secondary Market Transaction. In addition, Guarantor shall make available to Lender all information concerning its business and operations that Lender may reasonably request. Lender shall be permitted to share all such information with the investment banking firms, Rating Agencies, accounting firms, law firms and other third party advisory firms involved with the Loan and the Loan Documents or the applicable Secondary Market Transaction. It is understood that the information provided by Guarantor to Lender may ultimately be incorporated into the offering documents for the Secondary Market Transaction and that various investors may also see some or all of the information. Lender and all of the aforesaid third party advisors and professional firms shall be entitled to rely on the information supplied by, or on behalf of, Guarantor in the form as provided by Guarantor. Lender may publicize the existence of the Loan in connection with its marketing for a Secondary Market Transaction, or otherwise as part of its business development.

7.14 <u>Reinstatement in Certain Circumstances</u>. If at any time any payment of the principal of or interest under the Note or any other amount payable by the Borrower under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, the Guarantor's obligations hereunder with respect to such payment shall be reinstated as though such payment has been due but not made at such time.

[Signature Follows on Next Page]

IN WITNESS WHEREOF, this Guaranty Agreement (Mezzanine Loan) has been executed by Guarantor as of the day and year first above written.

GUARANTOR:

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: MAGUIRE PROPERTIES, INC.,
         a Maryland corporation its general partner

         By: /s/ Dallas E. Lucas
                Name: Dallas E. Lucas
                Title: Executive Vice President
                & Chief Financial Officer